1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 8, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Aug. 8, 2023 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.Approved the distribution of a NT$3.00 per share cash dividend for the second quarter of 2023, and set December 20, 2023 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 14, 2023. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 16 through December 20, 2023) for registration transfer, and the dividend will be paid on January 11, 2024. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be December 14, 2023. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be December 15, 2023.

2.Approved capital appropriations of approximately US$6,059.5 million for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation of advanced packaging, mature and/or specialty technology capacity.

3.Approved an equity investment of not more than €3,499.93 million (approximately US$3,884.9 million) to a TSMC-majority-owned subsidiary, European Semiconductor Manufacturing Company (ESMC) GmbH, in Germany to provide foundry services.

4.Approved the capital injection of not more than US$4.5 billion to TSMC Arizona, a wholly-owned subsidiary of TSMC.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the six months ended June 30, 2023 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Reviewed; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the six months ended June 30, 2023)
Net sales	989,474,227
Gross profit	546,700,239
Income from operations	433,196,200
Income before tax	458,949,840
Net income	388,666,042
Net income attributable to shareholders of the parent	388,785,582
Basic EPS (NT$)	14.99

Balance Sheets Items (as of June 30, 2023)
Total assets	5,149,465,045
Total liabilities	1,943,996,846
Equity attributable to shareholders of the parent	3,188,750,455